# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Causeway, Floor 23, Boston, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002062187

## Reporting persons
- Inflection Point Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,473,478; sole dispositive power 0; shared dispositive power 10,473,478; aggregate amount beneficially owned 10,473,478 (9.9% of the class); the aggregate amount excludes certain shares
- Inflection Point GP I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,473,478; sole dispositive power 0; shared dispositive power 10,473,478; aggregate amount beneficially owned 10,473,478 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Limited liability company
- Inflection Point Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,473,478; sole dispositive power 0; shared dispositive power 10,473,478; aggregate amount beneficially owned 10,473,478 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Limited liability company

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 100 Causeway, Floor 23, Boston, MA 02114

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Inflection Point Fund I, LP ("IPF"), Inflection Point GP I LLC ("IPGP") and Inflection Point Asset Management LLC ("IPAM," collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.
Citizenship: See response to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person. Consists of (i) 5,734,167 shares of Common Stock held by IPF and (ii) 4,739,311 of (a) 3,034,150 shares of Common Stock issuable upon conversion of 1,573,570 shares of 12.0% Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") held by IPF (taking into account approximate accrued and unpaid dividends through October 12, 2026 and a $6.66 conversion price) and (b) 3,100,161 shares of Common Stock issuable upon exercise of a common stock purchase warrant (the "Warrant") held by IPF (taking into account a $6.66 conversion price), convertible or exercisable, as applicable, within 60 days. IPF has implemented beneficial ownership blockers, pursuant to which it may not convert Series A Preferred Stock or exercise the Warrant to the extent that after giving effect to such conversion or exercise, IPF (together with its affiliates, and any persons acting as a group together with it or any of its affiliates) would beneficially own in excess of 9.9% of the outstanding Common Stock calculated in accordance with the rules of the U.S. Securities and Exchange Commission (the "Beneficial Ownership Blocker"). Excludes 1,395,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock or exercise of the Warrant which are deemed not convertible or exercisable within 60 days pursuant to the Beneficial Ownership Blocker. IPAM and IPGP are the investment manager and general partner, respectively, of IPF. Voting and dispositive power over securities beneficially owned by IPF are vested in an investment committee of three members, including Michael Blitzer, a director of the Issuer, Kevin Shannon, who assisted the Issuer with its business combination with Merlin Labs, Inc., and a third individual who does not have, and has not had during the past three years, any relationship with the Issuer or any of its predecessors or affiliates. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities.
Percent of class: See the response to row 11 of the cover page of each Reporting Person. Percentage ownership was based on (i) 101,067,784 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, plus 4,739,311 of (a) 3,034,150 shares of Common Stock issuable upon conversion of 1,573,570 shares of Series A Preferred Stock held by IPF (taking into account approximate accrued and unpaid dividends through October 12, 2026 and a $6.66 conversion price) and (b) 3,100,161 shares of Common Stock issuable upon exercise of the Warrant held by IPF (taking into account a $6.66 conversion price), that may be acquired without exceeding the Beneficial Ownership Blocker.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person, as well as the answer to Item 4 (a).
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person, as well as the answer to Item 4 (a).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of October 12, 2026, among the Reporting Persons.

## Signatures
- Inflection Point Fund I, LP: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer of Investment Manager (10/12/2026)
- Inflection Point GP I LLC: /s/ Michael Blitzer, Michael Blitzer / Managing Member (10/12/2026)
- Inflection Point Asset Management LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (10/12/2026)